UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the Fiscal Year Ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from _________________________ to ___________________________

Commission File No. 1-16097

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

THE MEN’S WEARHOUSE, INC.
401(k) SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

THE MEN’S WEARHOUSE, INC.

5803 Glenmont Drive
Houston, Texas 77081

The Men’s Wearhouse, Inc.
401(k) Savings Plan

Financial Statements for the Years Ended
December 31, 2004 and 2003, Supplemental
Schedules for the Year Ended December 31, 2004
and Report of Independent Registered Public
Accounting Firm

THE MEN’S WEARHOUSE, INC.
401(k) SAVINGS PLAN

Schedules Omitted

Schedules other than those listed above are omitted because of the absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants of
The Men’s Wearhouse, Inc. 401(k) Savings Plan
Houston, Texas

We have audited the accompanying statements of net assets available for benefits of The Men’s Wearhouse, Inc. 401(k) Savings Plan (the “Plan”) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets (held at end of year) as of December 31, 2004, and (2) transactions in excess of five percent of the current value of plan assets for the year ended December 31, 2004, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP
Houston, Texas
June 27, 2005

THE MEN’S WEARHOUSE, INC.
401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS,
DECEMBER 31, 2004 AND 2003

	2004	2003
CASH	$691	$4,604

INVESTMENTS, At fair value:
Mutual Fund Assets:
American Beacon Small Cap Value Fund	288,095	—
American Century Small Company Fund	1,985,861	—
American Funds EuroPacific Growth Fund	3,362,097	—
American Funds Growth Fund of America	7,843,224	—
Barclays Global Investors S&P 500 Fund	10,031,272	—
Barclays Global Investors Lifepath Retirement Fund	6,280	—
Barclays Global Investors Lifepath 2010 Fund	90,343	—
Barclays Global Investors Lifepath 2020 Fund	138,147	—
Barclays Global Investors Lifepath 2030 Fund	200,652	—
Barclays Global Investors Lifepath 2040 Fund	36,812	—
Dodge & Cox Stock Fund	871,064	—
Pacific Investment Management Company Total Return Fund	3,928,532	—
AXP Cash Management Fund	—	5,096,380
AXP Bond Fund	—	2,197,336
AXP Balanced Mutual Fund	—	3,020,420
AXP Blue Chip Advantage Fund	—	5,910,688
AXP New Dimensions Fund	—	6,450,817
Franklin Small-Mid Cap Fund	—	1,275,230
Invesco Dynamics Fund	—	704,680
Janus Overseas Fund	—	2,413,603
AET Equity Index II Fund	—	684,002
Union Bank of California Stable Value Fund	7,147,696	—
The Men’s Wearhouse Stock Fund	6,778,368	6,219,449
Loans to Participants	2,672,131	2,316,844

Total investments	45,380,574	36,289,449

CONTRIBUTIONS RECEIVABLE:
Employees	124,640	106,608
Employer	6,639	6,579

Total contributions receivable	131,279	113,187

Accrued investment income	391,636	—

NET ASSETS AVAILABLE FOR BENEFITS	$45,904,180	$36,407,240

THE MEN’S WEARHOUSE, INC.
401(k) SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income:
Net appreciation in fair value of investments	$3,883,327	$6,033,695
Interest and dividends	639,237	384,773

Total investment income	4,522,564	6,418,468

Employee contributions	7,155,525	5,834,358
Employer contributions	730,383	600,024

Total contributions	7,885,908	6,434,382

Total additions	12,408,472	12,852,850

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefit payments	2,893,271	2,623,989
Administrative expenses	18,261	—

Total deductions	2,911,532	2,623,989

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	9,496,940	10,228,861

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	36,407,240	26,178,379

End of year	$45,904,180	$36,407,240

THE MEN’S WEARHOUSE, INC.
401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

1.	DESCRIPTION OF PLAN

The following description of The Men’s Wearhouse, Inc. 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the plan and trust agreements for more information.

General - The Plan is a defined contribution plan that has most recently been amended and restated effective February 20, 2004. The purpose of the Plan is to provide eligible employees with future retirement benefits through a deferred savings program. The Plan year ends on December 31. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and subsequent amendments and revisions.

Effective April 1, 2004, the Company changed its trustee and record keeper from American Express Trust Company to Union Bank of California, N. A. (the “Trustee”).

Eligibility - The Plan provides that certain employees of The Men’s Wearhouse, Inc. and participating subsidiaries (the “Company”) become eligible to participate after ninety days of service.

Administration - The Plan is administered by an advisory committee made up of four employees. The Company pays all administrative expenses of the Plan, with the exception of certain participant loan fees, brokerage commissions and Securities and Exchange fees, which are paid by the Plan. Investments of the Plan are held in trust by the Trustee.

Contributions - Eligible employees may make pre-tax contributions up to 75% of compensation subject to the current year statutory limitations (subject to cost-of-living adjustments). Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Effective April 1, 2003, the Board of Directors of the Company approved an increase in the matching percentage from 10% to 20% on the first $2,000 salary deferral for all qualified participants, for a maximum $400 contribution per year. Prior to April 1, 2003, the matching percentage was 10% on the first $2,000 salary deferral for all qualified participants, for a maximum $200 contribution per year.

Authorized Investments - Employee contributions are deposited into a trust account which is invested by the Trustee in various investment options as directed by each employee. The investment options available in 2004 and in 2003, respectively, include fourteen and ten fund investments maintained by the corresponding Trustee. Plan participants, at their sole discretion, may transfer amounts between the various investment options in accordance with the terms of the Plan.

Vesting - Employees are 100% vested in their salary deferral contribution accounts and their employer contribution accounts.

Distributions to Participants - Upon termination of service, a participant may elect to receive a lump-sum payment equal to the value of his or her account. The Plan also permits distributions to active participants if certain conditions are met.

Participant Loans - Plan loans are available to all active Plan participants on a nondiscriminatory basis. Amounts may not exceed the lesser of $50,000 or one-half of the current value of a participant’s vested account balance. All loans are fully secured by the balance in the participant’s account.

2.	SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting - The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition – Short-term investments and Particpant loans are stated at cost, which approximates fair value. Investments in common collective funds are based on quoted market values as determined by the issuer based on the fair value of the underlying investments. Investments in stocks and mutual funds are stated at fair value, based on quotations from national securities exchanges.

Purchases and sales of securities are recorded on a trade-date basis. The net (depreciation) appreciation in fair value of investment securities consists of the net change in unrealized (depreciation) appreciation in fair value and realized gains (losses) upon the sale of investments. The net change in unrealized (depreciation) appreciation and realized gains (losses) upon sale are determined using the fair values as of the beginning of the year or the purchase price if acquired since that date.

Payment of Benefits - Benefits are recorded when paid.

3.	RISKS AND UNCERTAINTIES

The Plan provides for various investments in common stock, registered investment companies and common collective investments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

4.	PLAN TERMINATION

Although it has not expressed an intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will remain 100% vested in their accounts.

5.	TAX STATUS

The Internal Revenue Service (the “IRS”) determined and informed the Company by letter dated June 4, 2002, that the Plan and related trust, as amended and restated effective January 1, 2002, were designed in accordance with applicable sections of the Internal Revenue Code (the “IRC”). The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

6.	BENEFITS PAYABLE

As of the report date, the Company had not completed discrimination testing for the year ended December 31, 2004. For the year ended December 31, 2003, $73,162 was refunded during 2004 as a result of the 2003 tests. Management believes the amount of refunds, if any, resulting from the 2004 testing cannot be reasonably estimated and therefore no liability has been recorded for such refunds.

7.	RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of a common collective investment fund managed by the Trustee of the Plan. The Men’s Wearhouse Stock Fund invests in the common stock of the Company. Transactions with the Trustee and the Company, as well as participant loans, qualify as party-in-interest transactions.

8.	INVESTMENTS

Individual investments which exceed 5% of net assets available for plan benefits as of December 31, 2004 and 2003, are as follows:

		2004	2003
	American Funds EuroPacific Growth Fund	3,362,097	—
	American Funds Growth Fund of America	7,843,224	—
	Barclays Global Investors S&P 500 Fund	10,031,272	—
	Pacific Investment Management Company Total Return Fund	3,928,532	—
*	AXP Cash Management Fund	—	5,096,380
*	AXP Bond Fund	—	2,197,336
*	AXP Balanced Mutual Fund	—	3,020,420
*	AXP Blue Chip Advantage Fund	—	5,910,688
*	AXP New Dimensions Fund	—	6,450,817
	Janus Overseas Fund	—	2,413,603
*	Union Bank of California Stable Value Fund	7,147,696	—
*	The Men’s Wearhouse Stock Fund	6,778,368	6,219,449
*	Loans to Participants	2,672,131	2,316,844

*	Party-in-interest

During 2004 and 2003, the Plan’s investments (including gains (losses) on investments bought and sold, as well as held during the year) appreciated in value, as follows:

	2004	2003
Mutual funds	$2,234,765	$3,877,518
Collective investment fund	9,911	130,095
Stock fund	1,638,651	2,026,082

	$3,883,327	$6,033,695

9.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2004 and 2003 to Form 5500:

	2004	2003
Net assets available for benefits per the financial statements	$45,904,180	$36,407,240
Deemed distributions to withdrawing participants at year end	—	(8,691)

Net assets available for benefits per the Form 5500	$45,904,180	$36,398,549

The following is a reconciliation of benefits paid to participants per the financial statements for the years ended December 31, 2004 and 2003 to Form 5500:

	2004	2003
Benefits paid per the financial statements	$2,893,271	$2,623,989
Add (Less): Amounts allocated as deemed distributions to withdrawing participants at December 31, 2003	(8,691)	8,691
Less: Amounts allocated as deemed distributions to withdrawing participants at December 31, 2002	—	(49,314)
Less: Amounts allocated as deemed distributions to withdrawing participants at December 31, 2000	—	(15,774)

Benefits paid per Form 5500	$2,884,580	$2,567,592

******

THE MEN’S WEARHOUSE, INC.
401(k) SAVINGS PLAN

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR),
DECEMBER 31, 2004

		(c)
		Description of
	(b)	Investment, Including
	Identity of Issuer,	Maturity Date , Rate		(e )
	Borrower, Lessor, or	of Interest, Collateral,	(d)	Current
(a )	Similar Party	Par or Maturity Value	Cost	Value
	MUTUAL FUNDS -
	American Beacon	American Beacon Small Cap Value Fund	(2)	$288,095
	American Century Investments	American Century Small Company Fund	(2)	1,985,861
	American Funds	American Funds EuroPacific Growth Fund	(2)	3,362,097
	American Funds	American Funds Growth Fund of America	(2)	7,843,224
	Barclays Global Investors	Barclays Glbl Invest S&P 500 Fund	(2)	10,031,272
	Barclays Global Investors	Barclays Glbl Invest LP Retirement Fund	(2)	6,280
	Barclays Global Investors	Barclays Glbl Invest Lifepath 2010 Fund	(2)	90,343
	Barclays Global Investors	Barclays Glbl Invest Lifepath 2020 Fund	(2)	138,147
	Barclays Global Investors	Barclays Glbl Invest Lifepath 2030 Fund	(2)	200,652
	Barclays Global Investors	Barclays Glbl Invest Lifepath 2040 Fund	(2)	36,812
	Dodge & Cox	Dodge & Cox Stock Fund	(2)	871,064
	Pacific Investment Management Co.	Pacific Invest Mgmt Co. Total Return Fund	(2)	3,928,532

	TOTAL MUTUAL FUNDS			$28,782,379

	COLLECTIVE INVESTMENT FUND -
*	Union Bank of California	Union Bank of California Stable Value Fund	(2)	$7,147,696

	OTHER -
*	The Men’s Wearhouse, Inc.	The Men’s Wearhouse Stock Fund	(2)	$6,778,368

*	LOANS TO PARTICIPANTS	Loans to Participants (1)	(2)	$2,672,131

*	Party-in-interest

(1)	Generally five-year installment notes with interest rates originating at prime + 1% , resulting in interest rates ranging from 5.0% to 10.5% .

(2)	Cost information has been omitted because all investments are participant-directed.

THE MEN’S WEARHOUSE, INC.
401(k) SAVINGS PLAN

SCHEDULE H, LINE 4j—SCHEDULE OF REPORTABLE TRANSACTIONS, DECEMBER 31, 2004

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
	Description of						Current
	Asset (Include				Expense		Value of
Identity	Interest Rate and				Incurred		Assets on
of Party	Maturity In Case	Purchase	Selling	Lease	With	Cost	Transaction	Net Gain
Involved	of a Loan)	Price	Price	Rental	Transaction	of Asset	Date	or (Loss)
Transactions involving an amount in excess of 5% of the current value of Plan assets as of December 31, 2003

SINGLE TRANSACTIONS—

*American Express	AXP Cash Management Fund		$5,762,446			$5,762,446		$—
*American Express	AXP Bond Fund		2,375,846			2,318,114		57,732
*American Express	AXP Balanced Mutual Fund		3,218,613			3,251,613		(33,000)
*American Express	AXP Blue Chip Advantage Fund		6,078,108			6,237,598		(159,490)
*American Express	AXP New Dimensions Fund		6,298,160			6,423,958		(125,798)
Janus	Janus Overseas Fund		2,779,104			2,307,011		472,093

Pacific Investment Mgmt. Co.	Pacific Investment Mgmt. Co. Total Return Fund	$3,663,291
Barclays Global Investor	Barclays Global Investors S&P 500	8,858,256
American Funds	American Funds Growth Fund of America	7,134,383
American Funds	American Funds EuroPacific Growth Fund	2,779,104

* Union Bank of California	Union Bank of California Stable Value Fund	5,762,446

SERIES OF TRANSACTIONS—

   None

* Party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Advisory Committee of the Men’s Wearhouse, Inc. 401(k) Savings Plan has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

THE MEN’S WEARHOUSE, INC.
401(k) SAVINGS PLAN

Date: June 28, 2005	/s/ Neill P. Davis

Neill P. Davis,
Executive Vice President, Chief Financial Officer and
Principal Financial Officer

INDEX TO EXHIBITS

Exhibit
Number		Description
23.1	-	Consent of Deloitte & Touche LLP, independent auditors (filed herewith).

32.1	-	Certification Pursuant to 18 U.S.C Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).